UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date August 5, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS PROVIDES 2009 SECOND QUARTER RESULTS

Vancouver, British Columbia – August 6, 2009 – Minefinders Corporation Ltd. today announced the Company’s financial and operating results for the second quarter ended June 30, 2009 (all amounts in US dollars).

Highlights include:

•

Successful commissioning of the Dolores Mine in Mexico, with commercial production achieved effective May 1, 2009;

•

Second quarter gold production of 23,336 ounces, up 65 percent from the first quarter of 2009 and second quarter silver production of 419,946 ounces, up 49 percent from the first quarter of 2009;

•

Second quarter sales proceeds were $26.0 million, up from $16.1 million in the first quarter of 2009;

•

Cash operating cost per gold-equivalent ounce sold in the quarter of $527 and a total cash cost in the second quarter of $552 per gold equivalent ounce on a gold equivalent basis using a ratio of 66 ounces of silver to one ounce of gold;

•

Positive consolidated operating cash flow of $2.5 million in the second quarter;

•

Further reduction of revolving credit facility by US$2.5 million;

•

Net working capital of $31.5 million as at June 30, 2009, up 27 percent from $24.8 million as at December 31, 2008; and

•

Commencement of an updated resource and pre-feasibility study of the economic viability of a mine at the La Bolsa property and a pre-feasibility study of the economic viability of the addition of a mill at the Dolores Mine.

“The second quarter has continued to deliver strong and increasing output at a relatively low cash cost,” said Mark Bailey, President and Chief Executive Officer. “Having recently reached the important milestone of commercial production at Dolores, we expect that production will continue to increase and cash costs will continue to decrease as the mine progresses to full production.”

Financial and Operating Results

The Company commenced pre-commercial production of gold and silver in November of 2008. Financial and operating results reflect the transition from pre-commercial operations to the commencement of commercial production at the Dolores Mine effective May 1, 2009. Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of associated revenues, were capitalized as mine development costs. Operating costs and associated revenues realized after the start of commercial production are reflected in the statement of operations.

Despite a four-day federally mandated shut down due to the swine flu outbreak in Mexico, gold production increased to approximately 23,336 ounces in the second quarter of 2009, up from 14,169 ounces in the first quarter of 2009. Silver production was approximately 419,946 ounces in the second quarter of 2009, up from 282,429 ounces in the first quarter. The increase in gold and silver production during the second quarter of 2009 compared with the first quarter of 2009 reflects the steady growth inherent in the mine-commissioning process and the leach cycle. Metal production is expected to continue to increase through the third and fourth quarters of 2009 as the volume of ore and time under leach increases.

Second quarter sales proceeds were $26.0 million compared with $16.1 million in the first quarter of 2009.  Second quarter sales volume totaled 22,108 ounces of gold at an average realized price of $937 per ounce and 369,532 ounces of silver at an average realized price of $14.19 per ounce. Minefinders sold 13,313 ounces of gold in the first quarter of 2009 at a realized price of $939 per ounce and 273,381 ounces of silver at a realized price of $13.18 per ounce.

Of the $26.0 million in sales proceeds realized in the second quarter of 2009, $23.3 million was recorded to revenue and $2.7 million was capitalized to mineral property, plant and equipment. For the six-month period, of the $42.1 million in sales proceeds, $23.3 million was recorded to revenue and $18.8 million was capitalized to mineral property, plant and equipment. Revenue for the second quarter of 2009 and for the six-month period is attributable to gold and silver sales in May and June, 2009, following the commencement of commercial production.  Sales volume for May and June 2009 was 19,791 ounces of gold at a realized price of $942 per ounce and 325,403 ounces of silver at a realized price of $14.39 per ounce.

Cash operating cost per gold equivalent ounce sold was $527 in the second quarter of 2009, an increase from a cash operating cost of $472 per gold-equivalent ounce sold in the first quarter of 2009. The sequential increase in cash operating costs per ounce is due to the strengthening of the Mexican Peso in the second quarter, increased maintenance and commissioning costs associated with the crushing circuit, an increase in general and administrative expenses at Dolores primarily associated with community relations, a decrease in the average gold and silver grade of ore stacked on the pad, and the effect of inventory adjustments. Minefinders expects the operating cash cost per ounce to decrease as higher-cost in-process inventory is produced and sold over the course of the year and current operating expenses reflect commercial operations.

Operating expenses recorded to the statement of operations for the second quarter of 2009 and for the six-month period represent operating expenses attributable to gold and silver sales in May and June, 2009, following the commencement of commercial production. Operating expenses represent a cash operating cost of $497 per gold equivalent ounce sold during May and June. Operating costs of $12.3 million for the second quarter and the six-month period include mining and processing costs of $8.1 million, operating general and administration expenses of $2.5 million and $1.7 million in the change in inventory expensed to operations.

The Company recorded a net loss for the second quarter of 2009 of $1.8 million, down from a net loss of $7.7 million for the second quarter of 2008. The Company recorded a net loss for the six-months ended June 30, 2009 of $7.9 million, down from a net loss of $13.3 million for the first six months of 2008. The decreased loss for the second quarter and the first six months of 2009 is primarily due to the commencement of commercial production at the Dolores Mine effective May 1, 2009.

At June 30, 2009, the Company had $21.4 million in cash and cash equivalents, net working capital of $31.5 million and $4.5 million available on the $60 million revolving credit facility with Scotia Capital after paying down $2.5 million on the facility during the quarter. The net proceeds from the production and sale of gold and silver, working capital on hand and funds available through its revolving credit facilities will allow the Company to fund its current and projected cash requirements.

The complete unaudited second quarter 2009 financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Outlook

In the second half of 2009, Minefinders expects to sell between 50,000 and 60,000 ounces of gold and between 1.2 million and 1.3 million ounces of silver at an operating cash cost of approximately $420 to $475 per gold-equivalent ounce assuming a 71 to one silver to gold ratio.

For all of 2009, expected sales are between 85,000 and 95,000 ounces of gold and between 1.8 million and 1.9 million ounces of silver at an operating cash cost of approximately $450 to $485 per gold-equivalent ounce, assuming the same 71 to one silver to gold ratio for the second half of 2009. All gold and silver production is from the Dolores Mine.

Due to delays in relocating the old Dolores village, mining in the fourth quarter of 2008 and in the first and second quarter of 2009 has focused on the north end of the open pit which is characterized by lower grade ore, particularly with respect to silver. The production and cost outlook above reflects this delay.

Subsequent to the end of the second quarter, Minefinders successfully completed the relocation of the remaining residents from all areas that will be affected by future mining operations. With full access now available, the Company is accelerating construction of haul roads and pre-stripping to expose the high-grade central dome area of the deposit. Access to this higher grade ore is expected in November of this year with the benefit of higher production and lower cash costs reflected in the second quarter of 2010.

“With the relocation of the village complete, we now have access to the heart of the Dolores deposit. While the delay in accessing the high-grade gold and silver ore present in the central dome area has affected our 2009 production outlook, the full relocation of the old Dolores village eliminates a significant obstacle to the efficient operation of the mine and concludes a protracted process of negotiation” said Mr. Bailey. “We look forward to continued collaboration with the local communities to ensure that the social and economic benefits of the operation can be realized for all stakeholders.”

Conference Call

The Company has scheduled an investor conference call for 1 p.m. Pacific Time (4 p.m. Eastern Time) on Thursday, August 6, 2009, to discuss its financial and operating results for the second quarter ended June 30, 2009.

To access the conference call by telephone, please call 416-340-9432 from overseas or the Greater Toronto Area, or dial toll-free 1-877-440-9795 from elsewhere in North America. An audio replay will be available until August 13, 2009 by calling toll-free in North America at 1-800-408-3053 or 416-695-5800 for Toronto based or overseas callers. Please enter passcode 4742581.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

Non-GAAP Measures

This release includes non-GAAP performance measures of “total cash cost per ounce” and “operating cash cost per ounce”. Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce are measures typically reported by mining companies but are non-GAAP measures without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2008 and quarter ended June 30, 2009, all of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.